UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32056 / March 29, 2016

_____

In the Matter of   :
                                                                      :
CRESCENT CAPITAL BDC, INC.   :
CBDC ADVISORS, LLC   :
CRESCENT MEZZANINE PARTNERS VI, LP   :
CRESCENT MEZZANINE PARTNERS VIB, LP   :
CRESCENT MEZZANINE PARTNERS VIC, LP   :
CRESCENT LONG/SHORT CREDIT OPPORTUNITY FUND, LP   :
CRESCENT CAPITAL HIGH INCOME FUND, LP   :
CRESCENT CAPITAL HIGH INCOME FUND B, L.P.   :
CRESCENT CAPITAL HIGH YIELD FUND, LP   :
CRESCENT SENIOR SECURED FLOATING RATE   :
      LOAN FUND, LLC   :
CRESCENT SENIOR SECURED FLOATING RATE   :
      LOAN FUND (CAYMAN), LP   :
CRESCENT/KAMEHAMEHA SCHOOLS PARTNERSHIP, LP   :
NPS/CRESCENT STRATEGIC PARTNERSHIP, LP   :
CRESCENT (TX) DIRECT LENDING FUND, L.P.   :
CRESCENT DIRECT LENDING FUND, L.P.   :
CDL UNIT TRUST (IRELAND)   :
CRESCENT DIRECT LENDING SBIC FUND, L.P.   :
CRESCENT SPECIAL SITUATIONS FUND   :
      (INVESTOR GROUP), L.P.   :
CRESCENT EUROPEAN SPECIALTY LENDING FUND, L.P.   :
CRESCENT EUROPEAN SPECIALTY   :
      LOAN FUND SCS, SICAV-FIS   :
CRESCENT EUROPEAN SPECIALTY   :
      LENDING FUND (LEVERED) LP   :
CRESCENT EUROPEAN SPECIALTY LENDING FUND   :
      (CAYMAN-LEVERED) LP   :
CRESCENT EUROPEAN SPECIALTY LENDING FUND   :
      (CAYMAN) LP   :
CRESCENT EUROPEAN SPECIALTY LENDING FUND   :
      FOR ERISA PLANS LP   :
CRESCENT MEZZANINE PARTNERS VII (LTL), L.P.   :
CRESCENT MEZZANINE PARTNERS VII, L.P.   :
CRESCENT MEZZANINE PARTNERS VIIB, L.P.   :
CRESCENT MEZZANINE PARTNERS VIIC (LTL), L.P.   :
CRESCENT MEZZANINE PARTNERS VIIC, L.P.   :

CRESCENT/AEGIS PARTNERSHIP, L.P.   :
CRESCENT CAPITAL GROUP LP   :
CRESCENT DIRECT LENDING MANAGEMENT, LLC   :
CRESCENT SBIC MANAGEMENT, LLC   :
CRESCENT CREDIT EUROPE LLP   :
                                                            :
11100 Santa Monica Blvd., Suite 2000   :
Los Angeles, CA 90025   :
                                                            :
(812-14454)   :
_____   :

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Crescent Capital BDC, Inc., CBDC Advisors, LLC, Crescent Mezzanine Partners VI, LP, Crescent Mezzanine Partners VIB, LP, Crescent Mezzanine Partners VIC, LP, Crescent Long/Short Credit Opportunity Fund, LP, Crescent Capital High Income Fund, LP, Crescent Capital High Income Fund B, L.P., Crescent Capital High Yield Fund, LP, Crescent Senior Secured Floating Rate Loan Fund, LLC, Crescent Senior Secured Floating Rate Loan Fund (Cayman), LP, Crescent/Kamehameha Schools Partnership, LP, NPS/Crescent Strategic Partnership, LP, Crescent (TX) Direct Lending Fund, L.P., Crescent Direct Lending Fund, L.P., CDL Unit Trust (Ireland), Crescent Direct Lending SBIC Fund, L.P., Crescent Special Situations Fund (Investor Group), L.P., Crescent European Specialty Lending Fund, L.P., Crescent European Specialty Loan Fund SCS, SICAV-FIS, Crescent European Specialty Lending Fund (Levered) LP, Crescent European Specialty Lending Fund (Cayman-Levered) LP, Crescent European Specialty Lending Fund (Cayman) LP, Crescent European Specialty Lending Fund for ERISA Plans LP, Crescent Mezzanine Partners VII (Ltl), L.P., Crescent Mezzanine Partners VII, L.P., Crescent Mezzanine Partners VIIB, L.P., Crescent Mezzanine Partners VIIC (LTL), L.P., Crescent Mezzanine Partners VIIC, L.P., Crescent/AEGIS Partnership, L.P., Crescent Capital Group LP, Crescent Direct Lending Management, LLC, Crescent SBIC Management, LLC, and Crescent Credit Europe LLP filed an application on April 15, 2015, and amendments to the application on June 25, 2015, August 18, 2015, November 18, 2015, February 26, 2016, and March 1, 2016, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit a business development company and certain registered closed-end management investment companies (collectively, the "Investors") to co-invest in portfolio companies with each other and with affiliated investment funds.

On March 2, 2016, a notice of the filing of the application was issued (Investment Company Act Release No. 32018). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Investors in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Crescent Capital BDC Inc., et al. (File No. 812-14454) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary